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                                                            OMB APPROVAL
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--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
--------                                            Estimated average burden
                                                    hours per response.... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
                                              (Month/Day/Year)              Valuestar Corporation              (Month/Day/Year)
    Holland    Jeffrey         J.                                        ------------------------------------   April 3, 2000
----------------------------------------      April 5, 2000              5. Relationship of Reporting        -----------------------
     (Last)     (First)     (Middle)       ----------------------------     Person(s) to Issuer              7. Individual or Joint/
    One Sansome Street                     3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
    Suite 2100                                Number of Reporting              Director   X   10% Owner         Applicable Line)
----------------------------------------      Person, if an entity       -----           -----                   X  Form filed by
             (Street)                         (voluntary)                      Officer        Other (specify    --- One Reporting
                                                                         -----           -----      below)          Person
    San Francisco   CA      94104          ----------------------------  (give title below)                         Form filed by
--------------------------------------                                                                          --- More than One
      (City)      (State)      (Zip)                                     ------------------------------             Reporting Person


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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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    Common Stock                                 1,370,868                           I                      See Annex A(1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.

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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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   Warrants                     April 4,   April 4,
                                  2000       2003        Common Stock    11,284        $5.85           I         See Annex A(1)
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   Series A                     July 22,
   Convertible Preferred          1999     None          Common Stock   500,000        $2.00           I         See Annex A(1)
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   Series B                      Dec. 8,
   Convertible                    1999     None          Common Stock   501,290        $1.75           I         See Annex A(1)
   Preferred
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
                                                            See Annex A

                                                                                    /s/ Jeffrey J. Holland/           April 17, 2000
                                                                                    -------------------------------   --------------
                                                                                    **Signature of Reporting Person        Date

 * If the form is filed by more than one reporting person, see
   Instruction 5(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.                                                  Page 2
      If space is insufficient, See Instruction 6 for procedure.                                                    SEC 1473 (3-99)


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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                                    ANNEX A



1.  Name and Address of       2.  Date of Event        3.  Issuer Name and
    Reporting Person              Requiring Statement      Tickler or Trading
                                  Month/Day/Year           Symbol

    Holland, Jeffrey J.           April 5, 2000            Valuestar Corporation
    One Sansome Street,
    Suite 2100
    San Francisco, CA 94104

(1) Mr. Holland is a managing member of Seacoast I Advisors, LLC which is the general partner of Seacoast Capital Partners Limited Partnership which directly owns the indicated securities. As a result, Mr. Holland may be deemed to have indirect beneficial ownership of such securities.